UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                                   (Mark One)

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1998

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-20382

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

DANSKIN, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               530 Seventh Avenue
                            New York, New York 10018

                                    CONTENTS

                                                                      Page
                                                                      ----

Report of Independent Certified Public Accountants                     F-3

Financial Statements

      Statements of Net Assets Available for Plan
        Benefits with Fund information as of
        December 31, 1998 and December 31, 1997                        F-4

      Statements of Changes in Net Assets
        Available for Plan Benefits for the Years
        ended December 31, 1998 and December 31,
        1997                                                        F-5 - F-6

      Notes to Financial Statements                                F-7 - F-12

Supplemental Schedules

      Report of Independent Certified Public
        Accountants on Supplemental Schedules                         F-14

      Line 27a - Schedule of Assets Held for
        Investment Purposes as of December 31,
        1998                                                          F-15

      Line 27d - Schedule of Reportable
        Transactions for the year ended December
        31, 1998                                                   F-16 - F-17

Exhibit

      23.1 Consent of Independent Certified Public Accountants

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Trustees
    Danskin, Inc. Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Danskin, Inc. Savings Plan (the "Plan") as of December 31, 1998 and December 31, 1997 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted an audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Danskin, Inc. Savings Plan as of December 31, 1998 and December 31, 1997 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

New York, New York
June 16, 1999

                           Danskin, Inc. Savings Plan

   STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                           December 31, 1998 and 1997

                                                                                    Participant Directed
                                                         ------------------------------------------------------------------------
                                                                                                              Fidelity Advisor
                                                            Money Market          Travelers Insurance       Growth Opportunities
                                                          Obligations Trust   Capital Preservation Fund          Portfolio
                                                         ------------------   -------------------------   -----------------------
                                                            December 31,              December 31,              December 31,
                                                         ------------------   -------------------------   -----------------------
                                                           1998      1997        1998           1997         1998        1997
                                                         -------   --------   ----------     ----------   ----------   ----------
Assets
   Investments (Note B)
      Pooled funds
         (cost $1,891,474 and $2,120,828, respectively)                       $1,891,475     $2,120,828
      Mutual funds
         (cost $3,628,129 and $3,686,708, respectively)                                                   $2,442,114   $2,291,246
      Danskin, Inc. common stock
         82,169 shares and 110,125 shares, cost
         $195,945 and $293,447, respectively)
                                                         -------   --------   ----------     ----------   ----------   ----------

                                                                               1,891,475      2,120,828    2,442,114    2,291,246
                                                         -------   --------   ----------     ----------   ----------   ----------
Receivables
   Loans receivable from participants
                                                         -------   --------   ----------     ----------   ----------   ----------

                                                         -------   --------   ----------     ----------   ----------   ----------
Cash and cash equivalents                                $74,262   $213,912
                                                         -------   --------   ----------     ----------   ----------   ----------
                                                          74,262    213,912
                                                         -------   --------   ----------     ----------   ----------   ----------
        NET ASSETS AVAILABLE FOR
            PLAN BENEFITS                                $74,262   $213,912   $1,891,475     $2,120,828   $2,442,114   $2,291,246
                                                         =======   ========   ==========     ==========   ==========   ==========

                                                                                    Participant Directed
                                                         -------------------------------------------------------------------------
                                                          Fidelity Advisor
                                                              Series III              Danskin, Inc.         MFS Service Trust II
                                                           High Yield Fund         Company Stock Fund       Emerging Growth Fund
                                                         --------------------     --------------------    ------------------------
                                                              December 31,            December 31,                December 31,
                                                         --------------------     --------------------    ------------------------
                                                           1998        1997         1998         1997        1998          1997
                                                         --------    --------     -------      -------    ----------    ----------
Assets
   Investments (Note B)
      Pooled funds
         (cost $1,891,474 and $2,120,828, respectively)
      Mutual funds
         (cost $3,628,129 and $3,686,708, respectively)  $692,258    $744,481                             $1,110,416    $1,050,027
      Danskin, Inc. common stock
         82,169 shares and 110,125 shares, cost
         $195,945 and $293,447, respectively)                                     $82,170      $55,063
                                                         --------    --------     -------      -------    ----------    ----------

                                                          692,258     744,481      82,170       55,063     1,110,416     1,050,027
                                                         --------    --------     -------      -------    ----------    ----------
Receivables
   Loans receivable from participants
                                                         --------    --------     -------      -------    ----------    ----------

                                                         --------    --------     -------      -------    ----------    ----------
Cash and cash equivalents
                                                         --------    --------     -------      -------    ----------    ----------

                                                         --------    --------     -------      -------    ----------    ----------
        NET ASSETS AVAILABLE FOR
            PLAN BENEFITS                                $692,258    $744,481     $82,170      $55,063    $1,110,416    $1,050,027
                                                         ========    ========     =======      =======    ==========    ==========

                                                          Vanguard Index Trust
                                                                Portfolio           Participant Loan Fund           Total
                                                         -----------------------    ---------------------   -----------------------
                                                               December 31,              December 31,             December 31,
                                                         -----------------------    ---------------------   -----------------------
                                                           1998           1997        1998         1997        1998         1997
                                                         --------       --------    --------     --------   ----------   ----------
Assets
   Investments (Note B)
      Pooled funds
         (cost $1,891,474 and $2,120,828, respectively)                                                     $1,891,475   $2,120,828
      Mutual funds
         (cost $3,628,129 and $3,686,708, respectively)  $819,924       $516,877                             5,064,712    4,602,631
      Danskin, Inc. common stock
         82,169 shares and 110,125 shares, cost
         $195,945 and $293,447, respectively)                                                                   82,170       55,063
                                                         --------       --------    --------     --------   ----------   ----------

                                                          819,924        516,877                             7,038,357    6,778,522
                                                         --------       --------    --------     --------   ----------   ----------
Receivables
   Loans receivable from participants                                               $250,974     $187,217      250,974      187,217
                                                         --------       --------    --------     --------   ----------   ----------
                                                                                     250,974      187,217      250,974      187,217
                                                         --------       --------    --------     --------   ----------   ----------
Cash and cash equivalents                                                                                       74,262      213,912
                                                         --------       --------    --------     --------   ----------   ----------
                                                                                                                74,262      213,912
                                                         --------       --------    --------     --------   ----------   ----------
        NET ASSETS AVAILABLE FOR
            PLAN BENEFITS                                $819,924       $516,877    $250,974     $187,217   $7,363,593   $7,179,651
                                                         ========       ========    ========     ========   ==========   ==========

The accompanying notes are an integral part of these statements.

                           Danskin, Inc. Savings Plan

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year ended December 31, 1998

                                                                                            Fidelity
                                                             Travelers       Fidelity        Advisor
                                                             Insurance       Advisor        Series III    Danskin, Inc.
                                             Money Market     Capital         Growth           High          Company
                                             Obligations    Preservation   Opportunities      Yield           Stock
                                                Trust           Fund         Portfolio         Fund            Fund
                                             ------------   ------------   -------------   -----------    -------------
Net assets available for plan benefits
    Beginning of year                        $   213,912    $ 2,120,828     $ 2,291,246    $   744,481     $    55,063
                                             -----------    -----------     -----------    -----------     -----------

Additions (deductions) to (from) net
    assets attributed to
       Net (depreciation) appreciation
          in fair value of investments                                          420,986        (75,435)        101,648
       Interest and dividends                      6,191        108,313                         58,178
                                             -----------    -----------     -----------    -----------     -----------

                                                   6,191        108,313         420,986        (17,257)        101,648
                                             -----------    -----------     -----------    -----------     -----------

Contributions
    Employer                                                     31,992          37,481         19,455             717
    Employee                                                    143,284         165,213         81,847           1,199
    Rollovers                                                     1,167           1,167          2,684
                                             -----------    -----------     -----------    -----------     -----------

                                                                176,443         203,861        103,986           1,916
                                             -----------    -----------     -----------    -----------     -----------

              Total additions                      6,191        284,756         624,847         86,729         103,564
                                             -----------    -----------     -----------    -----------     -----------

Deductions from net assets attributed to
    Withdrawals                                                 500,332         379,012        146,618         101,009
    Forfeitures                                                   1,139           6,717          4,092           3,441
    Administrative expenses                       29,695
                                             -----------    -----------     -----------    -----------     -----------

                                                  29,695        501,471         385,729        150,710         104,450
                                             -----------    -----------     -----------    -----------     -----------

Transfers between funds, net                    (116,146)       (12,638)        (88,250)        11,758          27,993
                                             -----------    -----------     -----------    -----------     -----------

Net increase (decrease) in net assets
    available for plan benefits                 (139,650)      (229,353)        150,868        (52,223)         27,107
                                             -----------    -----------     -----------    -----------     -----------

              Net assets available for plan
                 benefits at end of year     $    74,262    $ 1,891,475     $ 2,442,114    $   692,258     $    82,170
                                             ===========    ===========     ===========    ===========     ===========

                                               MFS Service
                                                Trust III         Vanguard
                                                Emerging            Index         Participant
                                                 Growth             Trust             Loan
                                                  Fund            Portfolio           Fund            Total
                                               -----------       -----------      -----------      -----------
Net assets available for plan benefits
    Beginning of year                          $ 1,050,027       $   516,877      $   187,217      $ 7,179,651
                                               -----------       -----------      -----------      -----------

Additions (deductions) to (from) net
    assets attributed to
       Net (depreciation) appreciation
          in fair value of investments             200,835           158,746                           808,780
       Interest and dividends                                          8,692            8,009          189,383
                                               -----------       -----------      -----------      -----------

                                                   202,835           167,438            8,009          998,163
                                               -----------       -----------      -----------      -----------

Contributions
    Employer                                        26,408            19,975                           136,028
    Employee                                       120,296            91,413                           603,252
    Rollovers                                        4,900             3,502                            13,420
                                               -----------       -----------      -----------      -----------

                                                   151,604           114,890                           752,700
                                               -----------       -----------      -----------      -----------

              Total additions                      354,439           282,328            8,009        1,750,863
                                               -----------       -----------      -----------      -----------

Deductions from net assets attributed to
    Withdrawals                                    215,446           168,245                         1,510,662
    Forfeitures                                      6,752             4,423                            26,564
    Administrative expenses                                                                             29,695
                                               -----------       -----------      -----------      -----------

                                                   222,198           172,668                         1,566,921
                                               -----------       -----------      -----------      -----------

Transfers between funds, net                       (71,852)          193,387           55,748
                                               -----------       -----------      -----------      -----------

Net increase (decrease) in net assets
    available for plan benefits                     60,389           303,047           63,757          183,942
                                               -----------       -----------      -----------      -----------

              Net assets available for plan
                 benefits at end of year       $ 1,110,416       $   819,924      $   250,974      $ 7,363,593
                                               ===========       ===========      ===========      ===========

The accompanying notes are an integral part of this statement.

                           Danskin, Inc. Savings Plan

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          Year ended December 31, 1997

                                                                                                       Fidelity
                                                                    Travelers        Fidelity           Advisor
                                                                    Insurance        Advisor          Series III       Danskin, Inc.
                                                 Money Market        Capital          Growth              High           Company
                                                 Obligations      Preservation     Opportunities         Yield            Stock
                                                    Trust             Fund           Portfolio            Fund             Fund
                                                 ------------     ------------     -------------      -----------      ------------
Net assets available for plan benefits
    Beginning of year                            $   175,778      $ 2,250,901       $ 1,899,143       $   701,206      $   191,824
                                                 -----------      -----------       -----------       -----------      -----------

Additions (deductions) to (from) net
    assets attributed to
       Net (depreciation) appreciation
          in fair value of investments                                    801           502,295            43,277         (173,549)
       Interest and dividends                          5,548          111,789            23,729            46,912
                                                 -----------      -----------       -----------       -----------      -----------

                                                       5,548          112,590           526,024            90,189         (173,549)
                                                 -----------      -----------       -----------       -----------      -----------

Contributions
    Employer                                                           33,185            34,689            17,047           51,971
    Employee                                                          157,778           176,880            79,420            8,506
    Rollovers                                                                             7,648             5,099
                                                 -----------      -----------       -----------       -----------      -----------

                                                                      190,963           219,217           101,566           60,477
                                                 -----------      -----------       -----------       -----------      -----------

              Total additions                          5,548          303,553           745,241           191,755         (113,072)
                                                 -----------      -----------       -----------       -----------      -----------

Deductions from net assets attributed to
    Withdrawals                                                       312,697           281,015           126,374           11,494
    Forfeitures                                                         3,194             4,684             1,423            2,047
                                                 -----------      -----------       -----------       -----------      -----------

                                                                      315,891           285,699           127,797           13,541
                                                 -----------      -----------       -----------       -----------      -----------

Transfers between funds, net                          32,586         (117,735)          (67,439)          (20,683)         (10,148)
                                                 -----------      -----------       -----------       -----------      -----------

Net increase (decrease) in net assets
    available for plan benefits                       38,134         (130,073)          392,103            43,275         (136,761)
                                                 -----------      -----------       -----------       -----------      -----------

              Net assets available for plan
                 benefits at end of year         $   213,912      $ 2,120,828       $ 2,291,246       $   744,481      $    55,063
                                                 ===========      ===========       ===========       ===========      ===========

                                                  MFS Service
                                                  Trust III         Vanguard
                                                  Emerging            Index         Participant
                                                   Growth             Trust            Loan
                                                    Fund            Portfolio          Fund             Total
                                                 -----------       -----------      -----------      -----------
Net assets available for plan benefits
    Beginning of year                            $   883,442       $   375,571      $   177,280      $ 6,655,145
                                                 -----------       -----------      -----------      -----------

Additions (deductions) to (from) net
    assets attributed to
       Net (depreciation) appreciation
          in fair value of investments               191,274           114,462                           678,560
       Interest and dividends                                            4,298            5,116          197,392
                                                 -----------       -----------      -----------      -----------

                                                     191,274           118,760            5,116          875,952
                                                 -----------       -----------      -----------      -----------

Contributions
    Employer                                          27,444            13,781                           178,117
    Employee                                         134,259            64,370                           621,613
    Rollovers                                                           12,746                            25,493
                                                 -----------       -----------      -----------      -----------

                                                     161,703            90,897                           825,223
                                                 -----------       -----------      -----------      -----------

              Total additions                        352,977           209,657            5,116        1,701,175
                                                 -----------       -----------      -----------      -----------

Deductions from net assets attributed to
    Withdrawals                                      147,652           275,834                         1,155,066
    Forfeitures                                        1,877             7,978                            21,203
                                                 -----------       -----------      -----------      -----------

                                                     149,529           283,812                         1,176,269
                                                 -----------       -----------      -----------      -----------

Transfers between funds, net                         (36,863)          215,461            4,821
                                                 -----------       -----------      -----------      -----------

Net increase (decrease) in net assets
    available for plan benefits                      166,585           141,306            9,937          524,506
                                                 -----------       -----------      -----------      -----------

              Net assets available for plan
                 benefits at end of year         $ 1,050,027       $   516,877      $   187,217      $ 7,179,651
                                                 ===========       ===========      ===========      ===========

The accompanying notes are an integral part of this statement.

                           Danskin, Inc. Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

NOTE A - DESCRIPTION OF PLAN

      The following description of the Danskin, Inc. (the "Company" or "Sponsor") Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective July 22, 1986 and was established to provide deferred compensation to all nonunion, full-time salaried employees following attainment of age 21, and all nonunion part-time salaried employees following completion of "Eligibility Service," as defined in the Plan document.

      Contributions

      Each participant may elect to contribute to the Plan by any whole percentage between 1% and 15%. Employee contributions up to 6% of the employee's salary are matched by the Company at a rate of 25%. The Company may, at its discretion, make an additional annual contribution to the Plan which is allocated to employees based upon their compensation. Effective January 1, 1994, the Plan was amended to allow such discretionary contributions to be made in cash or in shares of Danskin, Inc. Common Stock. These employee, Company match and discretionary Company contributions are all deposited in the investment programs made available by the Plan in multiples of 10% as directed by the participant. In the case of discretionary contributions made in shares of Danskin, Inc. Common Stock, such contribution is deposited in the Danskin, Inc., Company Stock Fund. Such election by the participant may be revised on a monthly basis. In addition, the participant may transfer assets among funds as of the first of the month, but no more often than once every three consecutive months.

      Any amounts forfeited by terminated participants are used to reduce Company matching contributions. For the years ended December 31, 1998 and 1997, respectively, approximately $26,564 and $21,203 were forfeited and used to reduce the Company match.

      Allocations and Vesting

      Investment income by fund is allocated to individual accounts monthly based on the proportion each account bears to the total of all account balances within the Fund which earned the income.

                           Danskin, Inc. Savings Plan

                           December 31, 1998 and 1997

NOTE A (continued)

      Plan participants are at all times 100% vested in the value of their contributions and rollover accounts. Participants who were eligible participants on June 30, 1989 are 100% vested in the value of their Company match and discretionary Company contributions. For employees who became eligible participants in the Plan after June 30, 1989, all company-matching contributions vest in accordance with the following schedule:

            Years of Company Service                   Percentage Vested
            ------------------------                   -----------------

                  Less than 3                                   0%
                  3                                            33%
                  4                                            66%
                  5                                           100%

      Participants also become 100% vested in their Company match and discretionary Company contribution accounts upon termination of employment due to death or disability, retirement or termination of the Plan.

      Upon termination of employment, any portion of a participant's company-matching account that is not vested is forfeited. Forfeitures are used to reduce subsequent Company contributions.

      Benefit Distributions

      Upon termination for any reason, participants are entitled to all of their vested balances in a lump-sum payment, or with respect to the Danskin, Inc. Company Stock Fund, may elect to receive that portion of their distribution is shares of Company stock.

      The Plan includes a loan feature whereby participants may borrow up to 50% of their vested account balances (minimum $1,000, maximum $50,000). Such loans are at the discretion of the Employee Benefits Committee and are repayable within five years (up to ten years for loans to buy a primary residence) and bear interest at a rate in conformity with Department of Labor Regulations. The Plan also includes a provision for withdrawals under certain circumstances, as defined in the Plan, under which participants may withdraw all or a portion of their vested account balances. Under the Plan, a participant may not replace any amounts voluntarily withdrawn.

      The Company has the right to modify or amend the Plan in whole or in part at any time, provided such amendment does not reduce accrued benefits.

                           Danskin, Inc. Savings Plan

                           December 31, 1998 and 1997

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      1.    Basis of Presentation

            The accompanying financial statements have been prepared on the accrual basis of accounting; however, obligations for withdrawals and distributions are recorded when paid.

      2.    Valuation of Investments

            Investments include in the statements of net assets available for plan benefits are recorded in the following manner.

            Travelers Insurance Capital Preservation Fund - Twelve-month instruments bearing interest at market rates which are valued at cost, which approximates market value.

            Fidelity Advisor Growth Opportunities Portfolio - at fair value based on quotation from NASDAQ.

            Fidelity Advisor High Yield Fund - at fair value based on quotation from NASDAQ.

            MSF Emerging Growth Fund - at fair value based on quotation from NASDAQ.

            Vanguard Index Fund - at fair value based on quotation from NASDAQ.

            Danskin, Inc. Company Stock Fund - at fair value based on bid quotations from the "pink slips" published by the National Quotation Bureau

      3.    Administrative Expenses

            Beginning January 1, 1998, administrative expenses are absorbed by the Plan. Prior to January 1, 1998, administrative expenses incurred by the Plan have been absorbed by the Sponsor of the Plan. Such administrative expenses are not significant to the accompanying financial statements.

      4.    Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported

                           Danskin, Inc. Savings Plan

                           December 31, 1998 and 1997

NOTE B (continued)

            amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      5.    Risks and Uncertainties

            The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

NOTE C - MONEY MARKET OBLIGATIONS TRUST

      All investment and withdrawal activity is processed through liquid assets holding accounts held by the Trustee. Such accounts are considered cash equivalents and all funds deposited remain for periods not to exceed ninety days. These accounts are not participant-directed investment options, but rather a flow-through vehicle for processing investment and withdrawal activity.

NOTE D - INVESTMENT FUNDS

      The Plan offers six investment funds. The Travelers Insurance Capital Preservation Fund invests in twelve-month instruments which bear interest at the market rate. The Fidelity Growth Opportunities Portfolio consists of investments in common and preferred stocks of various companies. The Fidelity Advisor High Yield Fund primarily invests in U.S. government securities and bonds. The Danskin, Inc. Company Stock Fund invests in the common stock of Danskin, Inc. which is purchased either from the Company or in the market at prevailing market rates. The MFS Service Trust II Emerging Growth Fund consists of common stocks of emerging smaller size companies with new or innovative products. The Vanguard Index Trust Portfolio invests in the common stock of companies included in the Standard & Poor's 500 index.

                           Danskin, Inc. Savings Plan

                           December 31, 1998 and 1997

NOTE D (continued)

      Participants may reinvest their contributions, matching company contributions, discretionary company contributions and rollover contributions in multiples of 10% in any combination among these funds.

      The number of participants in each fund was as follows:

                                                                   December 31,
                                                                 ---------------
                                                                 1998       1997
                                                                 ----       ----
            Travelers Insurance Capital Preservation Fund         183        194
            Fidelity Advisory Growth Opportunities Portfolio      178        170
            Fidelity Advisor High Yield Fund Class B              135        123
            MFS Service Trust II Emerging Growth Fund Class A     137        128
            Vanguard Index Trust Portfolio                        105         89
            Danskin, Inc. Company Stock Fund                      220        263

NOTE E - TERMINATION OF THE PLAN

      Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, may terminate the Plan for any reason and at any time subject to the provisions of ERISA. Upon termination of the Plan, the rights of participants to the benefits accrued under the Plan to the date of termination become fully vested.

NOTE F - TAX STATUS

      The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under section 501(a) of the Code. The Plan received a favorable IRS determination letter dated February 2, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                           Danskin, Inc. Savings Plan

                           December 31, 1998 and 1997

NOTE G - ACCOUNTING FOR DISTRIBUTION TO WITHDRAWN PARTICIPANTS

      All amounts elected to be withdrawn by participants are recorded only when disbursed by the Plan. As of December 31, 1998 and December 31, 1997, $19,147 and $173,357, respectively, has been allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan, but for which disbursement of these funds from the Plan has not yet been made.

      The following is a reconciliation of net assets available for plan benefits reported on the financial statements to the Form 5500:

                                                              December 31,
                                                        -----------------------
                                                           1998         1997
                                                        ----------   ----------

      Net assets available for plan benefits per
          the financial statements                      $7,363,593   $7,179,651
      Amounts allocated to withdrawing participants        (19,147)    (173,357)
                                                        ----------   ----------

             Net assets available for plan benefits
                per the Form 5500                       $7,334,446   $7,006,294
                                                        ==========   ==========

The following is a reconciliation for withdrawals per the financial statements to the Form 5500:

                                                              December 31,
                                                        -----------------------
                                                           1998         1997
                                                        ----------   ----------

      Withdrawals per the financial statements          $1,510,662   $1,155,066
      Add current amounts allocated to withdrawals          19,147      173,357
      Less prior year withdrawal allocations              (173,357)    (342,745)
                                                        ----------   ----------

               Withdrawals per the Form 5500            $1,356,452   $  985,678
                                                        ==========   ==========

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefits processed and approved for payment prior to December 31, 1998 and December 31, 1997, but not yet paid as of that date.

                             SUPPLEMENTAL SCHEDULES

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                            ON SUPPLEMENTAL SCHEDULES

Danskin, Inc. Savings Plan

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole, of the Danskin, Inc. Savings Plan, as of, and for the years ended, December 31, 1998 and 1997. The supplemental schedules, shown on pages 15 to 17, are presented for the purpose of additional analysis, and are not a required part of the basic financial statements, but are supplementary information required by the Rules and Regulations of the Department of Labor for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the management of the Plan. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
New York, New York
June 16, 1999

                           Danskin, Inc. Savings Plan

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              FORM 5500, LINE 27(a)

                                December 31, 1998

Employer Identification Number 72-1284179

                                            Number of
                                             shares/                   Market
                                            par value      Cost         value
                                            ---------   ----------   ----------
Pooled Funds
    Travelers Insurance
      Capital Preservation Fund             1,891,475   $1,891,475   $1,891,475*

Mutual Funds
    Fidelity Advisory Growth Opportunity       48,638    1,620,900    2,442,114*
    Fidelity Advisor High Yield Fund           61,100      738,231      692,258*
    MFS Service Trust II - Emerging Growth
        Fund Class A                           24,897      716,461    1,110,416*
    Vanguard Index Trust 500 Portfolio          7,195      552,537      819,924*

Common Stock
    Danskin, Inc.                              82,169      195,945       82,170
                                                        ----------   ----------

         Total investments                               5,715,549    7,038,357

Loan (8.5% interest rate)                                  250,976      250,974

Cash and cash equivalents                      74,262       74,262       74,262
                                                        ----------   ----------

         Total assets held for investments
             purposes                                   $6,040,787   $7,363,593
                                                        ==========   ==========

* Type of investment exceeds 5% of the Plan's net assets at the beginning of the Plan year.

                           Danskin, Inc. Savings Plan

                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                              FORM 5500, LINE 27(d)

                          Year ended December 31, 1998

                               SINGLE TRANSACTIONS

There were no reportable single transactions.

                           Danskin, Inc. Savings Plan

                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                              FORM 5500, LINE 27(d)

                          Year ended December 31, 1998

      Series of transactions in the same security and with the same person

                                                                       Net gain
Description                           Purchase     Sales      Cost     or (loss)
-----------                           --------     -----      ----     ---------

Pooled Funds
    Travelers Insurance Capital
      Preservation Fund                101,307    441,921    441,921
    Number of transactions                   6          7

Mutual Funds
    Fidelity Advisors Growth
      Opportunities Portfolio           72,756    347,866    243,862    104,004
    Number of transactions                   5          8

Cash and cash equivalents
    Trust for Federal Securities
      Treasury Trust Fund              335,729    549,641    549,641
    Number of transactions                  12         14

    Money Market Obligations Trust   1,043,489    993,274    993,274
    Number of transactions                  50         27

There were no reportable series of nonsecurity transactions with the same person.